Exhibit 99.2

BANCO ITAÚ HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE BOARD OF DIRECTORS
OF AUGUST 6, 2007

On August 6, 2007, at 2:30 p.m., the Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A., met at the company’s head office, with the legal quorum being present and under the presidency of the Vice President Dr. José Carlos Moraes Abreu, for the purpose of being notified of the activities of the Disclosure and Insider Trading Committee and the Audit Committee, as well as examining the financial statements for the period from January to June of 2007.

Opening the meeting’s agenda, the Director Dr. Alfredo Egydio Setubal apprised the other board directors present of the principal matters discussed at the meeting of the Disclosure and Insider Trading Committee held on August 3, 2007.

Subsequently, the Director Dr. Carlos da Camara Pestana, as President of the Audit Committee, reported on the work carried out and the principal events characterizing the activities of the Audit Committee during the first half of 2007.

Subsequently, Dr. Roberto Egydio Setubal, President and Vice President of the Board of Directors, spoke at length with respect to the financial statements for the semester ending June 30, 2007, the object of: (i) a recommendation for approval, issued by the Audit Committee; (ii) a favorable opinion from the Fiscal Council; (iii) an unqualified opinion from the Independent Auditors.

After analysis of the said documentation, the Directors concluded as to the accuracy of all the documents examined unanimously approving them and authorizing their disclosure through release to the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), the São Paulo Stock Exchange (BOVESPA – Bolsa de Valores de São Paulo), the SEC (The United States Securities and Exchange Commission), the NYSE – (New York Stock Exchange) and the Argentine Stock Exchange (BCBA – Bolsa de Comercio de Buenos Aires).

With no further items on the agenda, the Chairman requested the transcription of these minutes, which having been read and approved were signed by all, the meeting being declared closed. São Paulo-SP, August 6, 2007. (signed) José Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Carlos da Camara Pestana, Fernão Carlos Botelho Bracher, Geraldo José Carbone, Guillermo Alejandro Cortina, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer